UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
                                             -----------------------------
Certificate of Accounting of Securities and  OMB Number:         3235-0360
Similar Investments in the Custody           Expires:        July 31, 2009
of Management Investment Companies           Estimate average burden hours
                                               per response . . . . .  1.0

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------------------

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1. Investment Company Act File Number:        Date examination completed:

811-03023                                     December 28, 2007

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2. State Identification Number:

AL             AK             AZ             AR             CA           CO
CT             DE             DC             FL             GA           HI
ID             IL             IN             IA             KS           KY
LA             ME             MD             MA             MI           MN
MS             MO             MT             NE             NV           NH
NJ             NM             NY             NC             ND           OH
OK             OR             PA             RI             SC           SD
TN             TX             UT             VT             VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

Forum Funds
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4. Address of principal executive office (number,street,city,state,zip code):

Two Portland Square
Portland, ME  04101

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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT












REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Trustees of the Forum Funds:

RE: Brown Advisory Value Equity Fund
Brown Advisory Growth Equity Fund
Brown Advisory Small-Cap Growth Fund
Brown Advisory Small-Cap Value Fund
Brown Advisory Real Estate Fund
Brown Advisory Maryland Bond Fund
Brown Advisory Opportunity Fund
(individually, the "Fund" and collectively, the "Funds")

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that the above referenced Funds, each a series of Forum Funds, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of October 31, 2007. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2007, and with respect to agreement of security purchases and sales, for the period from May 31, 2007 (the date of our last examination) through October 31, 2007:

1. Confirmation of all securities held by The Depository Trust Company and Deutsche Bank in book entry form;

2. Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

3. Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

4. Agreement of 25 security purchases and 25 security sales or maturities since our last report from the books and records of the Funds to broker confirmations or other supporting documentation.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2007 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Forum Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
December 28, 2007












Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940


We, as members of management of Brown Advisory Value Equity Fund, Brown Advisory Real Estate Fund, Brown Advisory Growth Equity Fund, Brown Advisory Small-Cap Growth Fund, Brown Advisory Small-Cap Value Fund, Brown Advisory Maryland Bond Fund, and Brown Advisory Opportunity Fund, each a series of the Forum Funds (the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2007, for the period from May 31, 2007 (date of our last examination) through October 31, 2007.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2007, and for the period from May 31, 2007 (date of our last examination) through October 31, 2007, with respect to securities reflected in the investment accounts of the Funds.

ON BEHALF OF:

Brown Advisory Value Equity Fund, Brown Advisory Real Estate Fund, Brown Advisory Growth Equity Fund, Brown Advisory Small-Cap Growth Fund, Brown Advisory Small-Cap Value Fund, Brown Advisory Maryland Bond Fund and Brown Advisory Opportunity Fund




Simon D. Collier
Forum Funds Principal Executive Officer




Trudance L. Bakke
Forum Funds Principal Financial Officer